FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
April 15, 2010

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number: 333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard

Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Wimm-Bill-Dann Foods Open Joint Stock Company [“WBD Foods” or the “Company”] hereby submits the materials to be provided to security holders in connection with annual general shareholders’ meeting to be held on May 14, 2010.

I.

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter, the “Company” or “WBD Foods OJSC”), located at: office 306, 16/15, Yauzsky blvd., Moscow, 109028, Russian Federation, hereby notifies the shareholders of WBD Foods OJSC of the Annual General Meeting of WBD Foods OJSC Shareholders (hereinafter, the “Meeting”) to be held on May 14, 2010 at the Company location in the form of a meeting (joint attendance of the shareholders or their authorized representatives to discuss agenda items and make decisions on matters put to the vote).

Agenda of the Annual General Meeting of Shareholders:

•                  Approval of WBD Foods OJSC Annual Report;

•                  Approval of annual financial statements, including the income statement (profit and loss accounts) of WBD Foods OJSC;

•                  WBD Foods OJSC profit (including payment/announcement of dividends) and loss allocation;

•                  Approval of WBD Foods OJSC auditor for 2010;

•                  Election of the members of WBD Foods OJSC Board of Directors;

•                  Election of the members of WBD Foods OJSC Audit Committee.

Time of the Meeting: registration of the Shareholders commences at 10:00 am (Moscow time); the Meeting commences at 10:40 am (Moscow time).

Date of the list of persons entitled to participate in the Meeting: March 26, 2010 (as of the Registrar’s COB).

Registration of the Shareholders (Shareholders’ representatives) for participation in the Meeting shall be performed on the date of the Meeting from 10:00 am (Moscow time) at the Company location.

For the purpose of registration a person is to produce a document to prove his/her identity, as well as documents confirming such person’s authority: power of attorney and/or other documents in accordance with the effective legislation of the Russian Federation.

Voting on the agenda items is executed through voting ballots.

The Company Shareholders may study the materials to be provided to the Company Shareholders during preparation for the Meeting and obtain copies of materials to be provided to the Company Shareholders during preparation for the Meeting from 10:00 am to 4:00 pm (Moscow time) on business days at the following address: office 306, 16/15, Yauzsky blvd., Moscow, Russian Federation.

WBD Foods

Board of Directors

II.

DRAFT RESOLUTIONS OF THE GENERAL MEETING OF SHAREHOLDERS OF WBD FOODS OJSC

1. On the first agenda item: “Approval of WBD Foods OJSC Annual Report”.

Be it resolved:

1.1. That WBD Foods OJSC Annual Report for 2009 based on the Russian statutory accounting standards be approved.

2. On the second agenda item: “Approval of annual financial statements, including the income statement (profit and loss accounts) of WBD Foods OJSC”.

Be it resolved:

2.1. That WBD Foods OJSC annual financial statements for 2009, including the income statement (profit and loss accounts) of WBD Foods OJSC, be approved.

3. On the third agenda item: “WBD Foods OJSC profit (including payment/announcement of dividends) and loss allocation”.

Be it resolved that:

3.1. Based on 2009 financial results payment of dividends on WBD Foods OJSC outstanding ordinary registered shares, having determined the size of dividends per one ordinary registered share of RUR 30 (Thirty) 00 kopecks, be announced.

3.2. Dividend payment/announcement terms be defined as follows:

3.2.1. Form of dividend payment: in cash;

3.2.2. Period of dividend payment: the period of dividend payment shall not exceed 60 days after the date of the resolution on dividend payment made by the General Shareholders’ Meeting;

3.2.3. Procedure of dividend payment:

•                  Dividends to legal entities shall be paid in non-cash form (at that the date of dividend payment shall be the date on which a respective amount is debited from the bank account of WBD Foods OJSC or the paying agent (in case of its engagement); dividends to individuals shall be paid, at their request, in cash or non-cash form;

•                  Since WBD Foods OJSC is a tax agent, at the time of paying to the shareholders the yields on ordinary registered shared owned by them, dividends shall be paid to the shareholders net of taxes and other deductions withheld from the shareholders according to the RF legislation.

3.3. The amount of net profit of WBD Foods OJSC as reflected in 2009 statutory financial statements according to the Russian standards and not assigned for dividend payments (Item 3.1. of the resolution) shall remain unallocated.

4. On the fourth agenda item: “Approval of WBD Foods OJSC auditor for 2010”.

Be it resolved that:

4.1. For the purposes of auditing the financial and business activities of WBD Foods OJSC in accordance with legal acts of the Russian Federation:

•                  SV-Audit CJSC (option 1);

•                  Ernst and Young LLC (option 2)

be approved as the Company’s auditor for 2010.

5. On the fifth agenda item: “Election of the members of WBD Foods OJSC Board of Directors”.

Be it resolved that:

5.1. The members of WBD Foods OJSC Board of Directors be elected as follows: Guy de Selliers; M. V. Dubinin; I. V. Kostikov; Michael A. O’Neill; A.S. Orlov; S. A. Plastinin; G. A. Yushvaev; D. Iakobachvili; E. G. Yassin; Marcus Rhodes; Jacques Vincent.

6. On the sixth agenda item: “Election of the members of WBD Foods OJSC Audit Committee”.

Be it resolved that:

6.1. The members of WBD Foods OJSC Audit Committee be elected as follows: N.B. Volkova, I.A. Vershinina, N.L. Polikarpova, E.A. Peregudova, E.S. Solntseva, N.N. Kolesnikova, T.V. Shavero.

III.

Information on candidates to the Board of Directors of WBD Foods OJSC*

1. Guy de Selliers

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
HATCH CF	Chairman of the Board of Directors
Solvey S.A.	Member of the Board of Directors
Partners in Hope (Charity)	Chairman of Board of Trustees
AMG	Member of Supervisory Board
Wessex Grain	Member of the Board of Directors
FORTIS	Vice-chairman of the Board
FORTIS UK	Chairman

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

2. Mikhail Vladimirovich Dubinin

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
Istrinskiye ruchyi LLC	Member of the Board of Directors
Nadezhny Fundament LLC	Member of the Board of Directors
Petri-trade LLC	Member of the Board of Directors
Cliff-real estate LLC	Member of the Board of Directors
“Benelux residency” non-for-profit partnership	Member of the Management Board
“ International community council for awarding the “Golden Falcon Medal” autonomous non-for-profit organization	Member of the Steering Committee

Holds a share in the charter capital of the issuer: 4.11% (ordinary registered shares) , as well as 0.60% (Global Depositary Receipts)

Holds no shares in subsidiaries / affiliated companies of the issuer.

3. Michael O’Neill

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
The Coca-Cola Icecek (Turkey)	Member of the Management Board, chief executive officer
Aradolu Etar Tarim	Member of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

4. Alexander Sergeevich Orlov

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC Wimm-Bill-Dann Ukraine	Member of Supervisory Board
“Benelux residency” non-for-profit partnership	Member of the Management Board

Holds a share in the charter capital of the issuer: 2.73% (ordinary registered shares) , as well as 0.392% (Global Depositary Receipts)

Holds no shares in subsidiaries / affiliated companies of the issuer.

5. Sergey Arkadievich Plastinin

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC Wimm-Bill-Dann Ukraine	Member of Supervisory Board
OJSC Wimm-Bill-Dann	Member of the Board of Directors
OJSC Bishkeksut	Member of the Board of Directors
CJSC Gulkevichsky butter factory	Member of the Board of Directors
SCJSC Karasukskoye milk	Member of the Board of Directors
CJSC Agropromholding Development of regions	Chairman of the Board of Directors

Holds a share in the charter capital of the issuer: 3.895% (ordinary registered shares).

Holds no shares in subsidiaries / affiliated companies of the issuer.

6. Gavril Abramovich Yushvaev

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC RusAgroProject	President, chairman of the Board of Directors
CJSC Agrocomplex Gorki-2	Member of the Board of Directors
CJSC Breeding farm “Naro-Osanovsky”	Member of the Board of Directors
OJSC “Mill factory №4”	Member of the Board of Directors
LLC «Kolmogorovskaya mine-2»	Member of the Board of Directors
LLC «Management company Promuglesbyt»	Member of the Board of Directors
LLC «Kolmogorovskoye mine office»	Member of the Board of Directors

Holds a share in the charter capital of the issuer: 17.25% (ordinary registered shares) , as well as 2.361% (Global Depositary Receipts)

Holds no shares in subsidiaries / affiliated companies of the issuer.

7. David Iakobachvili

Position in the issuing joint stock company: Chairman of the Board of Directors

Positions in other organizations:

Organization	Position
OJSC Wimm-Bill-Dann	Chairman of the Board of Directors
OJSC Wimm-Bill-Dann Ukraine	Chairman of Supervisory Board
OJSC Bishkeksut	Member of the Board of Directors
LLC Metelitsa-Club	Member of the Board of Directors
CJSC Gulkevichsky butter factory	Member of the Board of Directors
Airport Financial Services Limited	Director
SCJSC Karasukskoye milk	Member of the Board of Directors
OJSC RusAgroProject	Member of the Board of Directors
CJSC Agrocomplex Gorki-2	Member of the Board of Directors
OJSC “Mill factory №4”	Member of the Board of Directors
LLC «Kolmogorovskaya mine-2»	Member of the Board of Directors
LLC «Management company Promuglesbyt»	Member of the Board of Directors
LLC «Kolmogorovskoye mine office»	Member of the Board of Directors
LLC Atamanskoe	Member of the Board of Directors
CJSC Niva	Member of the Board of Directors
OJSC Zavety Ilyicha	Member of the Board of Directors
OJSC Trud	Member of the Board of Directors

Holds a share in the charter capital of the issuer: 8.67% (ordinary registered shares) , as well as 1.827% (Global Depositary Receipts)

Holds no shares in subsidiaries / affiliated companies of the issuer.

8. Evgeny Grigorievich Yasin

Position in the issuing joint stock company: member of the Board of Directors

Positions in other organizations:

Organization	Position
State University — The Higher School of Economics	Research advisor
CJSC Echo Moskvi	Member of the Board of Directors
Expert Institute scientific and charity fund	President
VEB	Chairman of the Expert council

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

9. Marcus J. Rhodes

Holds no position in the issuing joint stock company.

Positions in other organizations:

Organization	Position
Cherkisovo group	Member of the Board of Directors
Rosinter group	Member of the Board of Directors
Tethys group	Member of the Board of Directors
Pfpf JoHns (wwp Papa Johns)	Member of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

10. Igor Vladimirovich Kostikov

Holds no position in the issuing joint stock company.

Positions in other organizations:

Organization	Position
The Institute of the World Economics and International Relations RAN	Chief research officer, member of the Board of Academics
ARCO	Member
ICGN	Member
Almaz-Antey Infinity LLC	General manager
The Institute of Stock Market and Management Foundation	Chairman of the Board
The Russian Academy of State Service for the RF President	Member of the Scientific Board
CJSC BV Media	Chairman of the Board of Directors

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

11. Jacques Vincent

Holds no position in the issuing joint stock company.

Positions in other organizations:

Organization	Position
Danone (France)	Non-executive vice-chairman
Danone SA (Spain)	Member of the board
Cereplast, Inc. (USA)	Member of the Board
Weight Watchers China	Member of the Board
Syngenta (Switzerland)	Member of the Board
Mediaperf (France)	Member of the Board
Yakult (Japan)	Member of the Board
Yakult (India)	Member of the Board
Byophytis (France)	Member of the Board

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

Information on candidates to the Audit Committee of WBD Foods OJSC*

1. Natalia Borisovna Volkova

Position in the issuing joint stock company:

Head of Risk Management and SOX Compliance Department of WBD Foods OJSC

Positions in other organizations:

Organization	Position
WBD OJSC	Director of the Department of internal audit and control

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

2. Irina Alexandrovna Vershinina

Position in the issuing joint stock company:

Head of Communications Department, Board of Directors Office, WBD Foods OJSC

Holds no positions in other organizations.

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

3. Natalia Leonidovna Polikarpova

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
WBD OJSC	Deputy Director Legal Department

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

4. Yekaterina Alexandrovna Peregudova

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
WBD OJSC	Lead analyst of the Group of SOX compliance in Department of internal audit and control

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

5. Evgeniya Solomonovna Solntseva

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
WBD OJSC	Head of Securities and Shareholder Rights Registration Department

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

6. Natalia Nikolayevna Kolesnikova

Holds no position in the issuing joint stock company

Positions in other organizations:

Organization	Position
WBD OJSC	Lead analyst of the SOX compliance group in the Department of internal audit and control

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

7. Tatiana Viktorovna Shavero

Position in the issuing joint stock company:

Lead Manager, Communications Department, Board of Directors Office, WBD Foods OJSC

Holds no positions in other organizations.

Holds no shares in the charter capital of the issuer or its subsidiaries / affiliated companies.

*information as of 08.04.2010

IV.

INFORMATION ABOUT AUDITORS

Ernst & Young is a global company that provides services in four main areas: advice on business issues, auditing, taxation and consulting support of transactions.

The Company employs 144 000 staff members united by shared corporate values and an unwavering commitment to the quality of provided services. Working closely with clients, Ernst & Young provides them with exactly the expertise that helps achieve their goals.

Auditing services

The success of any company depends on compliance with the increasingly complex legislative requirements and ability to meet the growing expectations of stakeholders. In the difficult economic environment prevailing in the world markets, companies are forced to face a number of new challenges related to risk management, business practices and financial reporting. Authoritative opinion of the independent auditor allows companies to provide stakeholders with the necessary degree of confidence in the reliability of its financial information. Ernst & Young uses a holistic approach to auditing, creating a multidisciplinary team of specialists to tackle the most complex issues.

Ernst & Young auditors will help find solutions to problems, will promptly draw attention of the management to existing issues, will provide the Audit Committee with the objective and clear description of the current situation and will bring to the attention of investors and other stakeholders the most important information.

ACG CV-Audit has been operating in the area of auditing and consulting services since 1997. The main services provided by the company include auditing, consulting, valuation, legal services, energy audit.

SV-Audit is ranked among the top 10 largest Russian audit and consulting groups (according to Expert RA, Kommersant-Money and Izvestia newspaper). Following the results of 2006 ACG CV-Audit was ranked No. 10 (according to Expert RA). The growth of the Company is driven by modern, efficient technologies, vast experience and qualified personnel. Today the Company employs over 300 people.

SV-Audit JSC is a member of several professional associations:

• Russian Union of Industrialists and Entrepreneurs

• National Federation of Tax Consultants and Auditors

• Moscow Chamber of Auditors

• Moscow Camber of Commerce and Industry

• Russian Society of Appraisers

Over 10 years of practice the Company specialists carried out over 5000 projects in the field of audit, consulting and assessment. The Company provided services to major companies in Russia, including OC Tatneft, OC Yukos, OC Sidanco, MMC Norilsk Nickel, MAIR Group, Wimm-Bill-Dann Group of Companies, Roszerno CJSC, Sibur-Motors CJSC, Cherepovets Nitrogen OJSC, FGUP Communication - security Federal State Unitary Enterprise, Strela Research Institute, etc.

SV-Audit has been actively developing a regional partnership network. The Company has 6 regional partners holding leading positions in local markets.

Currently ACG CV-Audit operates under the following licenses:

• License for audit activities No. E004172 (issued on May 15, 2003, extended until May 15, 2013)

• License for appraisal activities by the RF Ministry of Property Relations № 000920 (issued on September 10, 2001)

• License for work associated with the use of information constituting state secret No. B 321170 (issued on October 8, 2001)

• Certificate of energy auditor accreditation by the RF Ministry of Energy No. 0150-1003 (issued on October 16, 2003)

Professional liability of ACG CV-Audit is insured by ROSNO OJSC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Roman Bolotovskiy
Name:	Roman Bolotovskiy
Title:	Attorney
Wimm-Bill-Dann Foods OJSC

Date: April 15 2010